

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive
Suite 720
Denver, CO 80209

> **Re: Vitro Biopharma, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed on December 21, 2022**
> **File No. 000-17378**

Dear Christopher Furman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G, Filed December 21, 2022

If we fail to maintain an effective system of internal control over financial reporting..., page 69

1. Please expand the risk factor discussion to discuss the errors resulting in an overstatement of revenue during the three and nine months ended July 31, 2022 and resulting restatement.

Christopher Furman
Vitro Biopharma, Inc.
January 4, 2023
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: David J. Babiarz